NAVISGO LLC, DBA NAVISYO
FINANCIAL STATEMENTS FOR THE PERIOD ENDED
October 31, 2020

TABLE OF CONTENTS

Counting House, LLC

(580) 748-0599   423 S 3rd. St, Guthrie, OK 73044   sarah@countinghousellc.org

Monday, November 16, 2020

I have reviewed the accompanying financial statements of Navisgo, LLC, DBA Navisyo ("Company"), which comprise of the balance sheet as of October 31, 2020, and the related statement of income, statement of equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States.

Sarah Chapman, CPA

Sarah Chapman, CPA
CPA License No. 18809
State of Oklahoma

NAVISGO LLC, DBA NAVISYO
BALANCE SHEET
OCTOBER 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	8,382
Accounts receivable, net		-
Inventory		-
Loans receivable - related party		-
Prepaid expenses and other current assets		-
TOTAL CURRENT ASSETS		8,382

PROPERTY AND EQUIPMENT

Property and equipment, net		-
Intangible Assets		103,896
		103,896

OTHER ASSETS

Intangible assets, net		-
Deposits		-
		103,896
TOTAL ASSETS	$	112,278

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable		-
Credit cards payable		-
Warranty reserve		-
Accrued expenses		-
Sales tax payable		-
Deferred revenue		-
TOTAL CURRENT LIABILITIES		-
TOTAL LIABILITIES		-

SHAREHOLDERS' EQUITY

Common stock, authorized		-
Preferred stock, authorized		-
Additional paid-in capital		119,129.00
Retained earnings		(6,850.61)
TOTAL SHAREHOLDERS' EQUITY		112,278
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	112,278

NAVISGO LLC, DBA NAVISYO

INCOME STATEMENT

OCTOBER 31, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
WIX temp / NAVISGO/ NAVISYO + Website		437.61
SEO		2,000.00
Legal Cost-Company setup		2,456.00
Misc + Phone Bills + FEDEX /Accounting		1,957.00
Depriciation/Amortization		-
TOTAL OPERATING EXPENSES		6,850.61
NET OPERATING LOSS		(6,850.61)
OTHER INCOME/(EXPENSE)		
Interest expense		-
Interest income		-
TOTAL OTHER INCOME/(EXPENSE)		-
NET INCOME (LOSS)	$	(6,851)
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)		-
TOTAL COMPREHENSIVE LOSS	$	(6,851)

NAVISGO LLC, DBA NAVISYO
CASH FLOWS STATEMENT
OCTOBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit / (Loss)	$	(6,851)
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation expense		-
(Increase) / decrease in assets:		
Accounts receivable		-
Inventory		-
Prepaid expenses and other current assets		-
Security deposit		-
Increase / (decrease) in liabilities:		
Accounts payable		-
Credit cards payable		-
Warranty reserve		-
Sales tax payable		-
Deferred revenue		-
Accrued expenses		-
CASH USED FOR OPERATING ACTIVITIES		**(6,851)**

CASH FLOWS FROM INVESTING ACTIVITIES

Share Capital	**119,129**
Issuance of notes receivable - related party	-
Cash used for intangible assets	**(103,896)**
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**15,233**

CASH FLOWS FROM FINANCING ACTIVITIES

Finance Cost Paid	-
CASH PROVIDED BY INVESTING ACTIVITIES	-

NET INCREASE (DECREASE) IN CASH		**8,382**
CASH AT BEGINNING OF YEAR		**-**
CASH AT END OF YEAR	$	**8,382**

NAVISGO LLC, DBA NAVISYO

EQUITY STATEMENT

OCTOBER 31, 2020

	Common Stock			Preferred Stock			Additional	Retained Earnings	
	Shares	Amount		Shares	Amount		Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, APRIL 25, 2019 (INCEPTION)	-	$ -		-	$ -	$	-	$ -	$ -
Contributions	-	-		-	-		119,129.00	-	$ 119,129
Other comprehensive gain / (loss)	-	-		-	-		-	-	$ -
Net income	-	-		-	-		-	(6,851.00)	$ (6,851)
ENDING BALANCE, DECEMBER 31, 2019	$ -	$ -		$ -	$ -	$	119,129	$ (6,851)	$ 112,278

NAVISGO LLC, DBA NAVISYO
NOTES TO THE FINANCIAL STATEMENT OCTOBER 31, 2020

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of the following related entity (collectively, the "Company"). The financial statement only includes information from inception (January 02, 2020) through October 31, 2020.

Navisgo LLC, DBA Navisyo was incorporated in the State of Florida on April 23, 2020.

Navisyo is a tech start-up company that aims to revolutionize the global boating industry, empowering both the traveling community and the boat owners connecting them directly offering three categories of services, 'Floatel" for overnight stays on a boat, "Voyage" for those wishing to hop on a pre-schedule voyage with its owners and the third category of offers is called "Event" for those wishing to rent space on a boat to celebrate a special event on the water.

The Company operates on a December 31st year-end.

Fiscal Year
Basis of Accounting

The financial statements include the accounts of Navisgo LLC, DBA Navisyo, (collectively, the "Company). Navisgo LLC, DBA Navisyo, is fully owned Navisgo LLC, DBA Navisyo. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

NAVISGO LLC, DBA NAVISYO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT OCTOBER 31, 2019

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of October 31, 2020, the Company held no cash equivalents.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of the costs for creating and developing the technological platform needed to provide the services of the Company.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Operations

All operations associated with Navisgo LLC, DBA is remote and has adapted to the current

NAVISGO LLC, DBA NAVISYO
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT OCTOBER 31, 2020

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

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